EXHIBIT 99.1

HEXO Corp.’s Shareholders Approve Standby Commitment Transaction

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021

GATINEAU, Quebec, June 15, 2022 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) is pleased to announce that at its special meeting of shareholders held yesterday (the "Meeting"), holders ("Shareholders") of common shares of HEXO ("Common Shares") overwhelmingly approved the previously announced equity purchase agreement (the “Standby Agreement”) with 2692106 Ontario Inc. (the “Investor”) and KAOS Capital Ltd. A total of 73,880,016 Common Shares (approximately 16.12% of the issued and outstanding Common Shares) were represented at the Meeting in person by virtual attendance or by proxy.

At the Meeting, Shareholders voted in favour of the ordinary resolution (the “Standby Commitment Resolution”) to approve certain aspects of the Standby Agreement, pursuant to which the Investor agreed to subscribe for, and the Company agreed to issue and sell, on and subject to the terms of the Standby Agreement, up to $180 million in Common Shares of the Company (the “Standby Commitment”). The Standby Commitment Resolution was approved by 87.246% of the votes cast by Shareholders at the Meeting.

The Company previously obtained, on May 13, 2022, conditional approval from the Toronto Stock Exchange for the Standby Commitment. However, performance of the Standby Commitment is subject to the fulfilment of certain conditions, including receipt of an exemptive relief order from the Autorité des marchés financiers, as the Company’s principal regulator. The Standby Commitment is expected to be available to the Company by the end of June 2022.

Meeting Adjourned

Following the vote on the Standby Commitment Resolution, and without asking shareholders to vote on the resolution (the “Note Transaction Resolution”) approving certain aspects relating to the previously announced transaction agreement with Tilray Brands, Inc. (Nasdaq | TSX: TLRY) and HT Investments MA LLC (the “Note Transaction”), the Company adjourned the Meeting until July 4, 2022 at 10:00 a.m. E.T. (the “Reconvened Meeting”) in order to provide Shareholders with additional time to consider previously announced amendments to the Note Transaction. These amendments will be described in greater detail in a supplement (“Circular Supplement”) to the Company’s previously filed management information circular (the “Circular”).

The Company expects to file the Circular Supplement in due course and a copy of it will be available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the meeting materials maintained by the Company’s transfer agent and registrar. It is expected that the only matter that will be considered at the Reconvened Meeting is the Note Transaction Resolution as described in the Circular and the Circular Supplement. Additional details regarding the timing and location of the Reconvened Meeting will be disclosed to Shareholders by the Company in the Circular Supplement and otherwise communicated by press release. The record date for the Reconvened Meeting will remain unchanged at May 4, 2022.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”), including with respect to: the timing and status of the Reconvened Meeting; the timing to receive required regulatory approvals in connection with the proposed transactions; the conditions of the Standby Commitment described herein; the approvals required and the timing thereof; and the holding of the Meeting and the Reconvened Meeting, including the timing and purpose thereof. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

Neither the TSX nor NASDAQ accepts responsibility for the adequacy or accuracy of this release.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com
www.hexocorp.com

Media Relations:

media@hexo.com